Mail Stop 4561

March 2, 2009

Mr. Ronny Yakov
President and Chief Executive Officer
The OLB Group, Inc.
1120 Avenue of the Americas, Fourth Floor
New York, NY 10036

>   **Re: The OLB Group, Inc.**
>   **Form 10-KSB For Fiscal Year Ended December 31, 2007**
>   **Filed April 7, 2008**
>   **Form 10-Q For Fiscal Quarter Ended September 30, 2008**
>   **Filed November 10, 2008**
>   **File No. 000-52994**

Dear Mr. Yakov:

        We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB For Fiscal Year Ended December 31, 2007

Item 8A – Controls and Procedures, page 40

1.   We note your statement that "prior to the filing of [y]our Form 10-QSB for the
        second quarter of 2008, [y]our management intends to complete an evaluation of
        the design, maintenance and operation of [y]our disclosure controls and

procedures and to implement any corrective actions." It does not, therefore, appear that your management has completed its assessment of, and concluded upon the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-B. Please explain the reasons for not performing this required assessment and confirm that you will comply with the requirements of Item 307 of Regulation S-K in future filings. We have similar concerns about like statements made in your Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008.

2.   We also note your statement that "in designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." In future filings, you should also state clearly, if true, that your disclosure controls and procedures are *designed* to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4. of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

3.   You appear to have excluded the disclosure required by Item 308(c) of Regulation S-B from your Form 10-KSB. Please explain the reason for this exclusion and confirm that in future filings you will comply with the disclosure requirements of Item 308T(b) of Regulation S-K.

Form 10-Q For Fiscal Quarter Ended September 30, 2008

4.   You appear to have omitted the numbers and captions of various items contained in Form 10-Q. The report is required to contain the numbers and captions of all items. Unless expressly provided otherwise, if any item is inapplicable or the answer to the item is in the negative, please make an appropriate statement to that effect. Refer to General Instruction B.2 of Form 10-Q and Rule 12b-13 of Regulation 12B. Please ensure that you comply with this rule in all of your future periodic reports.

5.   Please explain why you have excluded the Controls and Procedures disclosures required by Items 307 and 308(c) of Regulation S-K from your Form 10-Q filing and confirm that in future period reports your disclosures will comply with the requirements of Items 307 and 308 of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief